SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 27, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date May 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO CORPORATION’S BOARD SETS EARNINGS
CRITERIA FOR THE DISTRIBUTION OF STOCK OPTIONS FOR 2003

(Helsinki, Finland, May 27, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has decided on the maximum number of options and on the earnings criteria by which 2003A stock options can be distributed to key persons of Metso Corporation in the spring of 2004.

The Board has decided that the maximum number of 2003A stock options that can be distributed will be 2,500,000 options.

The main criteria for distributing stock options will be Metso Corporation’s operating profit percentage, the return on capital employed (ROCE) and earnings per share.

Stock options can be distributed to the maximum amount, if the operating profit percentage for 2003 reaches at least 9 percent, the return on capital employed reaches at least 20 percent and earnings per share exceed EUR 1.60.

The minimum criteria for a partial distribution of stock options for 2003 are an operating profit percentage of at least 5 percent, a return on capital employed of at least 9 percent and earnings per share of at least EUR 0.75.

An additional criterion for the distribution of stock options is that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1 – March 31, 2004 does not fall below EUR 10.11.

As stipulated in the terms and conditions of the stock options, the combined number of 2003A, 2003B and 2003C stock options granted by the Board to key persons may not exceed 5,600,000 options.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Helena Aatinen, Sr. V.P., Corporate Communications, Metso Corporation, tel. +358 20 484 3004

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.